Fulbright & Jaworski l.l.p.
                   A Registered Limited Liability Partnership
                          2200 Ross Avenue, Suite 2800
                            Dallas, Texas 75201-2784
                                www.fulbright.com

fbrumbaugh@fulbright.com                               telephone: (214) 855-8000
direct dial: (214) 855-7177                            facsimile: (214) 855-8200

                                December 21, 2007


                                                                       Via EDGAR
                                                                       ---------

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

     Re: Response to Comments Received from the Staff of the Commission with respect to Form 10-K ("10-K") filed by Conn's, Inc. on March 29,
          2007; File No. 000-50421
          Client-Matter No. 067780-10416205
          ----------------------------------------------------------------------

Dear Mr. Owings:

     This letter sets forth the responses of Conn's, Inc. (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated December 12, 2007 (the "Comment Letter") with respect to the Form 10-K filing.

     For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company's responses thereto.

Annual Report on Form 10-K for Fiscal Year Ended January 31, 2007
-----------------------------------------------------------------

Consolidated Statements of Operations, page 61
----------------------------------------------

     1. Please tell us your rationale for classifying securitization income as revenue as opposed to other operating income. In this regard, we note that the sale of trade receivables is unrelated to the transaction originally generating that receivable.

     The Company considers its retail finance programs to be a critical and integral component of its ongoing retail operations, and not merely incidental to its retail store operations. As such, the Company believes classifying securitization income as revenue is consistent with the views expressed in Statement of Financial Accounting Concepts (SFAC) No. 6, Elements of Financial Statements. In SFAC No. 6, paragraphs 78 through 88, revenues are described as "actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity's ongoing major or central operations." Gains and losses, on the other hand, "result from entities' peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control of individual entities and their managements," and can be classified as operating or non-operating. Maintaining and managing its finance programs is a key element of the Company's overall business strategy and it derives significant revenues and gross profit from the generation, sale and servicing of consumer credit contracts and its residual interest in those contracts. The significance of the credit programs to the Company's ongoing operations is evidenced by 58% of the Company's retail sales having been financed through its credit programs, and securitization income having accounted for 8.4% of total revenues and 24.0% of total gross profit, over the past three fiscal years. The gains and losses on sales, servicing fees and interest earned on its retained interest included in the Company's securitization income are key elements in the Company's ongoing operations and are not considered to be incidental to the Company's core operating strategy. Additionally, consistent with guidance in Topic 8 of the Staff Accounting Bulletins, the Company discloses the detail components of its securitization income and its securitization income accounting policy in Note 1 to the financial statements.

H. Christopher Owings
December 21, 2007
Page 2

Note 1. Summary of Significant Accounting Policies page 64
----------------------------------------------------------

Revenue Recognition, page 66
----------------------------

     2. With reference to the authoritative accounting literature that supports your accounting, please explain to us in detail why it is appropriate to recognize gains on the sale of your receivables as accretion over the lives of the related receivables rather than immediately recognizing such gains in earnings upon the date of sale. To facilitate our understanding, please provide us with example journal entries to illustrate your accounting upon the date of sale and subsequently when you record accretion.

     In connection with the Company's initial public offering in November of 2003, the Company had extensive discussions with the Staff regarding the accounting for its asset backed securitization program, including providing journal entries. The Company's presentation in its Annual Report on Form 10-K for fiscal year ended January 31, 2007, is consistent with the presentation in its registration statement. Subsequently, the Company adopted several new accounting principles that changed the accounting for its securitization transaction and now recognizes gains on the sale of receivables upon the date of sale. These changes were applied and disclosed in the Company's quarterly reports during the current fiscal year, beginning with the quarter ended April 30, 2007. To be consistent with the Staff's request to apply the guidance from these comments in future filings, the following discussion relates to the Company's current accounting for its securitization transaction.

     On February 1, 2007, the Company was required to adopt SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which, among other things, established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. At that time, the Company chose to early adopt the provisions of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, because it believed the fair value option provided a more easily understood presentation for financial statement users than bifurcation of an embedded derivative. Historically, the Company had valued and reported its interests in securitized assets at fair value, though many changes in the fair value were recorded in other comprehensive income, under the provisions of SFAS No. 115. The fair value option simplifies the treatment of changes in the fair value of the asset by reflecting all changes in the fair value of the interests in securitized assets in current earnings as securitization income, including immediate recognition of gains on sales and gains and losses due to assumption changes. SFAS Nos. 155 and 159 do not allow for retrospective application of these changes in accounting principle and, as such, no adjustments have been made to the amounts in the financial statements for periods ending prior to February 1, 2007. However, the balance in other comprehensive income, as of January 31, 2007, of $6.3 million, which represented unrecognized gains on the fair value of the interests in securitized assets, was included in a cumulative-effect adjustment that was recorded in retained earnings, effective February 1, 2007.

H. Christopher Owings
December 21, 2007
Page 3

     3. With respect to your interest free promotional programs, we note that you accrue interest income on those contracts that are not expected to make payments within the time period specified to satisfy promotional requirements. Please tell us the basis in GAAP for your accounting. In this regard, we note that due to accruing such interest, your net investment in the receivable increases to an amount greater than the amount at which your customer could settle the obligation.

     The disclosure related to interest free promotion programs is intended to describe the various promotion programs provided by the Company. As all the interest free promotional program contracts are sold to the Company's QSPE, the interest income disclosure relates to the QSPE's accounting policy. As such, in future filings the Company will remove this discussion from the notes to the financial statements since this is a discussion of the accounting in the QSPE's financial statements, which are not consolidated in the financial statements of the Company.

Application of APB 21 to Cash Option Programs That Exceed One Year in Duration,
-------------------------------------------------------------------------------
page 70
-------

     4. In future filings, please revise your disclosure to explain how you account for the discount on the receivable upon sale of the receivable through your securitization program.

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

Note 7. Share-Based Compensation, page 80
-----------------------------------------

     5. In future filings, please disclose for each year for which an income statement is presented total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto. See paragraph A240.g(1) of SFAS 123R.

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

Controls and Procedures, page 84
--------------------------------

     6. You state that your certifying officers concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to [your] business (including [your] consolidated subsidiaries) required to be included in [your] Exchange Act filings." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

H. Christopher Owings
December 21, 2007
Page 4

          The Staff's comment is noted, and future filings will reflect the Staff's comment. The Company confirms that its conclusions regarding effectiveness would not change had these statements been included in the filing.


Definitive Proxy Statement on Schedule 14A Filed April 25, 2007
---------------------------------------------------------------

Compensation Discussion and Analysis, page 10
---------------------------------------------

     7. We refer you to Securities Act Release 8732A, Section II.B.I. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Frank, Sr.'s salary, bonus and option awards were significantly higher than amounts given to other named executive officers. In future filings, please supplement the disclosure throughout this section to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

     8. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. In future filings, please discuss how you structure and implement
          specific  forms  of   compensation  to  reflect  the  named  executive
          officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

     9. We note the statement on page 11 that the Compensation Committee relies on its knowledge of the company's peers in setting compensation on a comparative basis. In future filings, please identify the peer companies to which the Committee compares Conn's and the elements of compensation that were considered in making such comparisons. See Item 402(b)(2)(xiv) of Regulation S-K.

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

     10. We note the statement on page 11 that the company's bonus program is based on the company's achievement of predetermined profit goals. In future filings, please provide quantitative or qualitative disclosure of these profit goals for fiscal year ending January 31, 2007 and 2008. To the extent you believe disclosure of these goals is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations, available in the Division of Corporation Finance section our website at www.sec.gov, under "Compliance and Disclosure Interpretations." Also discuss how likely it would be for the company to achieve the undisclosed profit goals, or for each named executive officer to meet the bonus targets. See Instruction 4 to Item 402(b) of Regulation S-K.

H. Christopher Owings
December 21, 2007
Page 5

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

Compensation for the Named Executive Officers in Fiscal 2007, page 12
---------------------------------------------------------------------

     11. We note your indication that the Compensation Committee determined the CEO's bonus based upon pre-established performance goals, taking into account one or more criteria that you list in this discussion. As requested above, please disclose these performance goals in future filings. Please also disclose how the Compensation Committee determined for the fiscal year ending January 31, 2007 which criteria to take into account and how they intend to select among these criteria in future fiscal years. Clarify whether the annual cash bonus received by all of the named executive officers takes into account one or more of these criteria.

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

          With respect to the fiscal year ended January 31, 2007, the only criterion used by the Compensation Committee to determine the bonus for the Chief Executive Officer and each of the named executive officers was the increase in the Company's pretax income compared to the previous fiscal year.

Termination of Employment and Change of Control Arrangements, page 16
---------------------------------------------------------------------

     12. In future filings, please describe and explain how the appropriate payment levels are determined under the circumstances that trigger payments or provide benefits upon a change of control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

Certain Relationships and Related Transactions, page 27 of Proxy Statement
--------------------------------------------------------------------------

     13. In future filings, please state whether your policies and procedures for the review, approval or ratification of any related person transaction are in writing and, if not, how such procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K. Please consider expanding the disclosure regarding your policies and procedures to discuss the standards to be applied pursuant to such policies and procedures. See Item 404(b)(1)(ii) of Regulation S-K.

          The Staff's comment is noted, and future filings will reflect the Staff's comment.

H. Christopher Owings
December 21, 2007
Page 6

          Should any member of the Staff have any questions or additional comments regarding the responses to the Staff's Comment Letter set forth above, please do not hesitate to call the undersigned at (214) 855-7177.

                                                        Sincerely,



                                                        /s/ D. Forrest Brumbaugh
                                                        D. Forrest Brumbaugh


DFB:pl
Enclosures

cc:  Sarah Goldberg, Securities and Exchange Commission
     Alexander M. Ledbetter, Securities and Exchange Commission
     Thomas J. Frank, Sr., Conn's, Inc.
     David Rogers, Conn's, Inc.